SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             ----------------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)*


                             UNITED STATIONERS INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.10 PAR VALUE
                         (Title of Class of Securities)


                                   913004 10 7
                                 (CUSIP Number)


                                   Gary Miller
                         301 Commerce Street, Suite 1470
                             Fort Worth, Texas 76102
                                 (817) 335-5554
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 13, 1998
             (Date of Event Which Requires Filing of This Statement)

                            ----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 14 Pages

            --------------------------------------------------------
                              CUSIP No. 913004 10 7
            --------------------------------------------------------


================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               Cumberland Capital Corporation
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not Applicable
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                          7          SOLE VOTING POWER
           NUMBER OF
             SHARES                                  339,587**
          BENEFICIALLY                   ---------------------------------------
            OWNED BY
              EACH                        8          SHARED VOTING POWER
           REPORTING
             PERSON                                 0
              WITH                       ---------------------------------------

                                          9          SOLE DISPOSITIVE POWER

                                                     339,587**
                                        ----------------------------------------

                                          10         SHARED DISPOSITIVE POWER

                                                     0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           339,587
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           2.1%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
================================================================================

           *   The reporting person expressly disclaims (i) the existence of any group and (ii)  beneficial  ownership  with respect to any shares other than the shares owned of record by such  reporting  person.
               See Items 3, 5 and 6.
          **   See Item 3.

                               Page 2 of 14 Pages

            --------------------------------------------------------
                              CUSIP No. 913004 10 7
            --------------------------------------------------------


================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               ASI Partners, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not Applicable
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                    7          SOLE VOTING POWER
     NUMBER OF
       SHARES                                  0
    BENEFICIALLY                  ----------------------------------------------
      OWNED BY
        EACH                        8          SHARED VOTING POWER
     REPORTING
       PERSON                                  0
        WITH                      ----------------------------------------------

                                    9          SOLE DISPOSITIVE POWER

                                               0
                                  ----------------------------------------------

                                    10         SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
================================================================================

           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Items 3, 5 and 6.


                               Page 3 of 14 Pages

            --------------------------------------------------------
                              CUSIP No. 913004 10 7
            --------------------------------------------------------



================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               ASI Partners II, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not Applicable
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                    7          SOLE VOTING POWER
     NUMBER OF
       SHARES                                  0
    BENEFICIALLY                  ----------------------------------------------
      OWNED BY
        EACH                        8          SHARED VOTING POWER
     REPORTING
       PERSON                                  0
        WITH                      ----------------------------------------------

                                    9          SOLE DISPOSITIVE POWER

                                               0
                                  ----------------------------------------------
                                    10         SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
================================================================================

           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Items 3, 5 and 6.

                               Page 4 of 14 Pages

            --------------------------------------------------------
                              CUSIP No. 913004 10 7
            --------------------------------------------------------



================================================================================
1          NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

               ASI Partners III, L.P.
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
               (a)
               (b)
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not Applicable
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                                    7          SOLE VOTING POWER
     NUMBER OF
       SHARES                                  0
    BENEFICIALLY                  ----------------------------------------------
      OWNED BY
        EACH                        8          SHARED VOTING POWER
     REPORTING
       PERSON                                  0
        WITH                      ----------------------------------------------

                                    9          SOLE DISPOSITIVE POWER

                                               0
                                  ----------------------------------------------

                                    10         SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           0
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

           0.0%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
================================================================================

           * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Items 3, 5 and 6.

                               Page 5 of 14 Pages

    This Amendment No. 11 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D, as previously amended (the "Schedule 13D"), originally filed with the Securities and Exchange Commission with respect to the acquisition (the "Acquisition") by Associated Holdings, Inc., a Delaware corporation ("Associated"), of 17,201,839 shares of the common stock, $0.10 par value ("Common Stock"), of United Stationers Inc., a Delaware corporation (the "Company"), which was effected on March 30, 1995. Immediately following the Acquisition, Associated was merged with and into the Company, and the separate corporate existence of Associated thereafter ceased. Accordingly, the information set forth in the Schedule 14D-1, as amended (the "Schedule 14D-1"), of which the Schedule 13D formed a part, relating to the ownership of Associated (and, accordingly, the beneficial ownership of the Company), is hereby amended as follows:

Item 1. Security and Issuer.

    Common Stock, $0.10 par value
    United Stationers Inc.
    2200 East Golf Road
    Des Plaines, Illinois  60016-1267

Item 2. Identity and Background.

          (a)  Name of Person(s) Filing this Statement (the "Filing Parties"):

               1.    Cumberland Capital Corporation ("CCC");
               2.    ASI Partners, L.P. ("ASI Partners");
               3.    ASI Partners II, L.P. ("ASI Partners II"); and
               4.    ASI Partners III, L.P. ("ASI Partners III").

          (b)  Residence or Business Address:

                    The address of the principal  business office of each of the
               Filing Parties is 301 Commerce Street, Suite 1470, Fort Worth, Texas 76102.

          (c)  Present Principal Occupation:

                    Each  of  the  Filing  Parties  is a  business  organization engaged in principal investing activities.

          (d)  Convictions in Criminal Proceedings during the last 5 Years:

                    None of the Filing  Parties has been convicted in a criminal proceeding during the last 5 years.


                               Page 6 of 14 Pages

          (e)  Proceedings involving Federal or State Securities Laws:

                    None of the  Filing  Parties  has been a party to any  civil proceeding as a result of which such Filing Party was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:

                    The place of  incorporation  or  organization of each of the
               Filing Parties is Delaware.


Item 3. Source and Amount of Funds or Other Consideration.

     On February 13, 1998, ASI Partners, ASI Partners II and ASI Partners III distributed all of their shares of Common Stock to their respective general and limited partners in kind pursuant to the terms of their respective limited partnership agreements. Prior to such distributions, ASI Partners held 1,686,939.77 shares of Common Stock, ASI Partners II held 573,720.27 shares of Common Stock and ASI Partners III held 224,499.31 shares of Common Stock. CCC, as the sole general partner and a limited partner of each of the partnerships, received an aggregate of 230,511 shares of Common Stock (including a currently exercisable warrant to acquire 1,503 shares of Common Stock) pursuant to such distributions. No funds or other consideration were required to be paid by CCC to receive such distributions. Prior to such distributions, CCC held 109,076 shares of Common Stock.


Item 4. Purpose of Transaction.

     CCC acquired the 230,511 shares of Common Stock as a result of the distribution of certain assets by ASI Partners, ASI Partners II and ASI Partners III to their respective general and limited partners. See Item 3 above.


Item 5. Interest in Securities of Issuer.

           (a)-(b) The information contained in Rows 7, 8, 9, 10, 11 and 13 of the cover pages hereto for each of CCC, ASI Partners, ASI Partners II and ASI Partners III is incorporated herein by reference. The percentage amounts set forth in Row 13 of each cover page filed herewith is calculated based upon the 16,024,019 shares of Common Stock outstanding as of March 6, 1998, which information was obtained from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997.


                               Page 7 of 14 Pages

               (c) The information contained in Item 3 is incorporated herein by reference.

               (d)  Not applicable.

               (e) As of February 13, 1998, each of the Filing Parties ceased to be the beneficial owner of more than five percent of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         The rights to distributions, division of profits and other arrangements relating to the Company's securities owned of record by each of ASI Partners, ASI Partners II and ASI Partners III and their respective general and limited partners are governed exclusively by their respective partnership agreements.


Item 7. Material to be Filed as Exhibits.

     The  following  has been filed as an Exhibit  to this  Amendment  No. 11 to
Schedule 13D:

          Exhibit A - Joint Filing Agreement dated March 31, 1998, among the Filing Parties.



                               Page 8 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 31, 1998                        CUMBERLAND CAPITAL CORPORATION


                                              /s/ Gary Miller
                                             -----------------------------------
                                             Gary Miller
                                             President


                               Page 9 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 31, 1998                        ASI PARTNERS, L.P.

                                             By:  Cumberland Capital Corporation


                                                  By:  /s/ Gary Miller
                                                     ---------------------------
                                                     Gary Miller
                                                     President



                               Page 10 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 31, 1998                        ASI PARTNERS II, L.P.

                                             By:  Cumberland Capital Corporation


                                                  By:  /s/ Gary Miller
                                                     ---------------------------
                                                     Gary Miller
                                                     President


                               Page 11 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 31, 1998                        ASI PARTNERS III, L.P.

                                             By:  Cumberland Capital Corporation


                                                  By:   /s/ Gary Miller
                                                     ---------------------------
                                                     Gary Miller
                                                     President





                               Page 12 of 14 Pages

                                  EXHIBIT INDEX

Name of Exhibit                                                      Page Number
---------------                                                      -----------

A.         Joint Filing Agreement dated March 31, 1998, among            14
           Cumberland Capital Corporation, ASI Partners, L.P.,
           ASI Partners II, L.P. and ASI Partners III, L.P.





                               Page 13 of 14 Pages

                             JOINT FILING AGREEMENT


     The undersigned, and each of them, do hereby agree and consent to the filing of a single statement on behalf of all of them on Schedule 13D and amendments thereto, in accordance with the provisions of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Date:  March 31, 1998                        CUMBERLAND CAPITAL CORPORATION


                                                 /s/ Gary Miller
                                             -----------------------------------
                                             Gary Miller
                                             President


Date:  March 31, 1998                        ASI PARTNERS, L.P.

                                             By:  Cumberland Capital Corporation


                                                  By:  /s/ Gary Miller
                                                     ---------------------------
                                                     Gary Miller
                                                     President


Date:  March 31, 1998                        ASI PARTNERS II, L.P.

                                             By:  Cumberland Capital Corporation


                                                  By:    /s/ Gary Miller
                                                     ---------------------------
                                                     Gary Miller
                                                     President


Date:  March 31, 1998                        ASI PARTNERS III, L.P.

                                             By:  Cumberland Capital Corporation


                                                  By:   /s/ Gary Miller
                                                     ---------------------------
                                                     Gary Miller
                                                     President


                               Page 14 of 14 Pages